Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS		$	$
Current assets
Cash and cash equivalents		597,207	599,208
Amounts receivable	3	826,011	1,370,781
Prepaid expenses and deposits	4	39,168	255,756
Assets held for sale	5	387,797	387,797
Total current assets		1,850,183	2,613,542

Oil and gas properties, net	6	48,071,168	50,823,184
Property and equipment, net	7	432,219	741,683
Long-term deposits	4	756,634	686,159
TOTAL ASSETS		51,110,204	54,864,568

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	8,18	15,822,300	14,807,865
Loans payable	9,18	5,148,667	5,361,978
Convertible debt	11	11,234,849	10,364,993
Lease liability	10	3,237	10,356
Total current liabilities		32,209,053	30,545,192

Asset retirement obligation	12	6,374,926	5,895,209
Lease liability	10	-	35,017
Deferred tax liability	23	3,836,051	4,239,942
TOTAL LIABILITIES		42,420,030	40,715,360

Stockholders’ equity
Share capital		79,547,948	78,382,631
Notes and amounts receivable for equity issued	13,18	(90,425)	(90,425)
Warrant and option reserve		7,228,093	7,209,546
Shares to be cancelled		7,645	7,645
Obligation to issue shares	14,18	18,000	6,000
Accumulated other comprehensive loss		(21,656,290)	(17,356,701)
Accumulated deficit		(56,364,797)	(54,009,488)
TOTAL STOCKHOLDERS’ EQUITY		8,690,174	14,149,208
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		51,110,204	54,864,568

Nature of operations (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 25)

APPROVED BY THE BOARD OF DIRECTORS ON DECEMBER 1, 2025:

“Sean Stofer”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue
Oil and gas revenue, net	20	$677,790	$2,325,694	$2,253,256	$4,890,758
Cost and expenses
Production		687,253	1,245,422	2,010,056	3,500,755
Depletion	6	14,664	591,051	128,158	823,146
Depreciation	7	14,551	20,810	52,308	65,972
Accretion of asset retirement obligation	12	70,947	71,604	202,727	199,869
Stock-based compensation	15,17,18	1,588	650,687	18,547	1,019,512
General and administrative	19	780,302	1,200,920	2,482,331	4,620,866
Geological and geophysical expenses		6,361	137,831	37,180	1,050,591
Total expenses		1,575,666	3,918,325	4,931,307	11,280,711
Loss before other income (expenses)		(897,876)	(1,592,631)	(2,678,051)	(6,389,953)

Other income (expense)
Interest income (expense)		(133,443)	30,794	(265,088)	73,527
Loss on sale of O&G assets		(17,024)	(342,443)	(17,024)	(638,515)
Finance cost	9,11	(680,773)	(643,979)	(1,991,064)	(1,924,109)
Foreign exchange loss		(764,494)	(720,213)	(2,118,121)	(2,627,242)
Loss on extinguishment of accounts payable and loan payable		-	(5,753)	-	(254,077)
Gain (Loss) on write-off of notes and other receivables	13	-	11	-	(7,741)
Gain on debt settlement		321,379	-	552,259	-
Gain on revaluation for assets held for sale		17,615	-	62,565	-
Gain on disposal of equipment		1,859	-	63,535	-
Gain (Loss) on issuance of shares	14	-	7	-	(5,089)
Gain on net monetary position	2	3,520,731	4,125,084	10,663,336	16,172,305
Gain on modification of lease	10	946	2,023	32,309	45,366
Loss on impairment of O&G assets	6	(6,431,000)	-	(6,431,000)	-
Total other income (expense)		(4,164,204)	2,445,531	551,707	10,834,425
Net income (loss) before taxes		(5,062,080)	852,900	(2,126,344)	4,444,472
Deferred tax expense	23	1,070,202	(2,030,631)	(228,965)	(3,952,599)
Net income (loss)		(3,991,878)	(1,177,731)	(2,355,309)	491,873
Other comprehensive income (loss)
Foreign currency translation		(603,954)	(1,180,840)	(4,299,589)	(3,313,884)
Comprehensive income (loss)		$(4,595,832)	$(2,358,571)	(6,654,898)	(2,822,011)

3

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

Earnings (loss) per share – Basic and diluted	$(0.02)	$(0.01)	$(0.01)	$0.00

Weighted average shares outstanding – Basic	202,870,364	125,624,765	183,197,069	122,996,845
Weighted average shares outstanding – Diluted	202,870,364	125,624,765	183,197,069	123,305,849

See accompanying notes to condensed consolidated interim financial statements.

4

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Stockholders’ Equity (Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2023	115,250,810	74,586,724	6,239,370	(113,309)	396,177	7,645	(12,964,837)	(45,939,198)	22,212,572
Stock issued in private placements	26,847,863	1,648,042	53,755	(2,800)	-	-	-	-	1,698,997
Stock issued on conversion of convertible debt	333	737	-	-	-	-	-	-	737
Stock issued for RSUs	1,509,610	344,470	(42,977)	-	(283,095)	-	-	-	18,398
Stock issued for debt settlement	12,421,554	1,470,079	-	-	(94,210)	-	-	-	1,375,869
Stock-based compensation – options	-	-	875,089	-	-	-	-	-	875,089
Stock-based compensation – RSU’s	-	-	123,094	-	-	-	-	-	123,094
Stock issued for services	2,696,791	258,648	(33,111)	-	(12,872)	-	-	-	212,665
Comprehensive income	-	-	-	-	-	-	(3,313,884)	491,873	(2,822,011)
Balance, September 30, 2024	158,726,961	78,308,700	7,215,220	(116,109)	6,000	7,645	(16,278,721)	(45,447,325)	23,695,410

Balance, December 31, 2024	159,488,767	78,382,631	7,209,546	(90,425)	6,000	7,645	(17,356,701)	(54,009,488)	14,149,208
Stock issued for debt settlement	12,882,068	337,125	-	-	-	-	-	-	337,125
Stock issued for services	2,332,415	73,857	-	-	12,000	-	-	-	85,857
Stock issued for convertible debentures	29,846,659	754,335	-	-	-	-	-	-	754,335
Stock-based compensation – RSU’s	-	-	18,547	-	-	-	-	-	18,547
Net income and comprehensive income	-	-	-	-	-	-	(4,299,589)	(2,355,309)	(6,654,898)
Balance, September 30, 2025	204,549,909	79,547,948	7,228,093	(90,425)	18,000	7,645	(21,656,290)	(56,364,797)	8,690,174

See accompanying notes to condensed consolidated interim financial statements.

5

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows (Expressed in U.S. dollars)

(Unaudited)

	Nine months ended
	September 30, 2025	September 30, 2024
OPERATING ACTIVITIES	$	$
Net income for the period	(2,355,309)	491,873

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	18,547	1,019,512
Stock issued for services	85,857	196,156
Depletion	128,158	823,146
Depreciation	52,308	65,972
Professional fees	-	(33,111)
Accretion of asset retirement obligation	202,727	199,869
Accretion and accrued interest expense	1,990,178	1,258,447
Interest expense (income)	18,025	(2,206)
Unrealized foreign exchange (gain) loss	2,148,219	618,076
Gain on revaluation for assets held for sale	(62,565)	-
Loss (gain) on debt settlement	(552,259)	254,077
Loss on issuance of shares	-	5,089
Loss on write-off of notes and other receivables	-	7,741
Loss on sale of O&G assets	17,024	638,515
Loss impairment of O&G assets	6,431,000	-
Gain on disposal of equipment	(63,535)	-
Gain on net monetary position	(10,663,336)	(16,172,305)
Gain on modification of lease	(30,053)	(45,366)
Deferred tax expense	228,965	3,952,599

Changes in non-cash working capital items:
Amounts receivable	373,865	(519,305)
Prepaid expenses and deposits	199,079	480,720
Accounts payable and accrued liabilities	2,421,642	2,706,764
Net cash provided by (used in) operating activities	588,537	(4,053,737)

INVESTING ACTIVITIES
Property and equipment expenditures	(12,681)	(4,662)
Oil and gas properties expenditures	(606,783)	(946,875)
Proceeds from sale of oil and gas assets	24,288	727,322
Advances from JV Partners	388,019	-

Changes in non-cash working capital items:
Prepaid expenses and deposits	(172,892)	(245,731)
Accounts payable and accrued liabilities	(8,201)	1,483,674
Net cash (used in) provided by investing activities	(388,250)	1,013,728

FINANCING ACTIVITIES
Repayments of loans payable	(1,500,602)	(124,114)
Lease payments	(11,082)	(22,351)
Proceeds from private placements	-	1,769,508
Share issuance costs	-	(67,711)
Proceeds from loans payable	1,202,380	73,352
Net cash (used in) provided by financing activities	(309,304)	1,628,684

Effect of exchange rate changes on cash and cash equivalents	107,016	468,617

Net increase (decrease) in cash and cash equivalents	(2,001)	(942,708)
Cash and cash equivalents, beginning of period	599,208	1,188,445
Cash and cash equivalents, end of period	597,207	245,737

6

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows (Expressed in U.S. dollars)

(Unaudited)

	Nine months ended
	September 30, 2025	September 30, 2024
Supplemental cash flow information	$	$
Interest paid on credit facilities	264,379	1,008,407
Interest paid on lease liability	9,747	-

Non-cash investing and financing activities:
Stock issued for debt settlement	337,125	1,221,755
Stock issued for services	85,857	264,648

See accompanying notes to condensed consolidated interim financial statements.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

1.	Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada. The Company is incorporated in British Columbia. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation (the “Share Consolidation”).

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2025, the Company’s current liabilities exceeded its current assets by $30,358,870 (December 31, 2024 – $27,931,650) and its accumulated deficit amounts to $56,364,797 (December 31, 2024 – $54,009,488). For the nine months ended September 30, 2025, net cash provided by operating activities was $588,537 (2024 – $4,053,737 used by). The Company’s continuation as a going concern is dependent upon its ability to complete financing sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies

(a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

2.	Material Accounting Policies (continued)

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2024. In addition, the accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on December 1, 2025.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective as at January 1, 2024. The condensed consolidated interim financial statements are expressed in U.S. dollars. These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), Park Place Energy Turkey (“PPE Turkey”) and Trillion Energy International Petrol Arama (“Petrol Arama”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

The functional currency of BG Exploration is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira (“₺”). The functional currency of the Company’s Bermuda subsidiary is the United States dollar (“USD”), and the function currency of PPE Corp is the USD. Prior to January 1, 2022, the functional currency of Trillion Energy International Inc. was USD. The Company redomiciled from United States to Canada and became a Canadian Company in January 2022, resulting in the parent’s expenditures being denominated primarily in Canadian dollar (“CAD”) and the Company being funded primarily from issuance of equity instruments which proceeds are in CAD. As a result, the Company determined that the functional currency of the parent was changed to CAD effective January 1, 2022.

The Company has accounted for the change in functional currency prospectively with no impact of this change on prior period comparative information. The Company has made an accounting policy choice to reassess the classification of financial instruments as liabilities or equity or vice versa as applicable when the functional currency of the Company or its subsidiaries changes. The policy will be applied consistently in the future.

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain derivative liabilities, which are measured at fair value.

Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey. The condensed consolidated interim financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

IAS 29 also requires the restatement of comparative periods for the effects of hyperinflation unless the comparatives were previously presented in a different presentation currency of a non-hyperinflationary economy. The condensed consolidated interim financial statements of the Company are presented in US dollars, a stable currency, and as a result the comparative amounts do not require restatement.

On April 1, 2022, the Company recognized an adjustment of $473,907 for the impact of hyperinflation within accumulated other comprehensive loss related to the non-monetary assets held by PPE Turkey, which have been restated from the historic date when they were first recognized to the beginning of the reporting period (the “Opening Hyperinflation Adjustment”). On initial adoption of IAS 29, there is an accounting policy choice to recognize the Opening Hyperinflation Adjustment directly to opening equity or to other comprehensive income and the Company has elected to recognize this amount directly to opening equity.

The value of the CPI at September 30, 2025, was 3,367 (December 31, 2024 - 2,685) and the movement in the CPI for the nine months ended September 30, 2025 was 682 (2024 – 667), an increase of approximately 25% (2024 – 36%). As a result, the Company recognized a net monetary gain of $10,663,336 for the nine months ended September 30, 2025 (2024 – $16,172,305) to restate transactions into a measuring unit current as of each period end.

10

3.	Amounts Receivable

	September 30, 2025	December 31, 2024
	$	$
Accounts receivable	748,686	1,300,810
GST receivable	8,433	9,117
Interest receivable	28,270	24,519
Other	40,622	36,335
	826,011	1,370,781

4.	Prepaid Expenses and Deposits

	September 30, 2025	December 31, 2024
	$	$
Exploration and production advances	39,168	172,982
Prepaid expenses	–	82,774
Close-Out Fund (Note 12)	756,634	686,159
	795,802	941,915

Prepaid expenses and deposits – Current	39,168	255,756
Long-term deposits	756,634	686,159

5.	Assets Held for Sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale.

	September 30, 2025	December 31, 2024
	$	$
Beginning balance	387,797	1,479,429
Reclassified to oil and gas properties	–	(172,112)
Proceeds on sale of assets held for sale	–	(629,523)
Loss on impairment and sale of assets held for sale	–	(132,737)
Gain on revaluation for assets held for sale	62,565	–
Foreign currency translation	(62,565)	(157,260)
	387,797	387,797

The non-recurring fair value measurement for the assets held for sale has been categorized as a Level 3 fair value and is based on management’s best estimate of the fair value of similar products in similar conditions in the marketplace. The key inputs used by management to estimate the fair value of the assets-held-for sale is based on offers received from third parties for a large portion of the equipment and extrapolation of the discount to similar items in the assets listing.

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties

	SASB	Cendere	Total
Cost	$	$	$
As at December 31, 2023	59,105,389	2,651,992	61,757,381
Additions	2,127,764	–	2,127,764
JV Contributions	(1,348,810)	–	(1,348,810)
Reclassified from assets held for sale	172,112	–	172,112
Sale of O&G assets	(1,087,146)	–	(1,087,146)
Change in ARO estimate and additions	(610,113)	(1,587)	(611,700)
Currency translation adjustment	(10,685,298)	(421,305)	(11,106,603)
Impact of hyperinflation	22,177,851	989,773	23,167,624
As at December 31, 2024	69,851,749	3,218,873	73,070,622
Additions	606,783	–	606,783
Sale of O&G assets	(84,571)	–	(84,571)
JV Contributions	(388,019)	–	(388,019)
Change in ARO estimate and additions	272,265	1,658	273,923
Currency translation adjustment	(10,472,025)	(480,568)	(10,952,593)
Impact of hyperinflation	15,147,389	696,535	15,843,924
As at September 30, 2025	74,933,571	3,436,498	78,370,069

Accumulated depletion and impairment
As at December 31, 2023	7,083,686	2,019,595	9,103,281
Depletion	1,233,377	67,040	1,300,417
Impairment	9,892,000	–	9,892,000
Currency translation adjustment	(1,125,451)	(320,873)	(1,446,324)
Impact of hyperinflation	2,644,191	753,873	3,398,064
As at December 31, 2024	19,727,803	2,519,635	22,247,438
Depletion	102,215	25,943	128,158
Impairment	6,431,000	-	6,431,000
Currency translation adjustment	(2,944,580)	(376,082)	(3,320,662)
Impact of hyperinflation	4,267,869	545,098	4,812,967
As at September 30, 2025	27,584,307	2,714,594	30,298,901

Net book value
As at December 31, 2024	50,123,946	699,238	50,823,184
As at September 30, 2025	47,349,264	721,904	48,071,168

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at September 30, 2025, the depletion calculation includes future development costs of $32,600 (December 31, 2024 – $32,600) based on the most recent reserve report.

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Impairment

Management assesses each field for impairment indicators at each reporting date. Impairment indicators considered include the following:

●	Plans to discontinue or dispose of the asset before the previously expected date;
●	Significant reductions in estimates or reserves;
●	Significant cost overrun on a capital project;
●	Significant increases in the expected cost of dismantling assets and restoring the site; and
●	Production difficulties.

As at September 30, 2025 and December 31, 2024, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization and that the Company’s oil and gas properties have underperformed. As a result of the impairment indicators noted, the Company performed an impairment test in accordance with IFRS. This resulted in a $6,431,000 (December 31, 2024 - $9,892,000) impairment of the Company’s SASB gas property and no impairment on the Cendere oil property. For the purposes of testing impairment and determining value in use of the SASB property, the Company used a 15-year forecast of before-tax net cash flows on proved developed reserves (i.e. excluding proved undeveloped reserves) obtained from the annual reserve report discounted at 15% to estimate the value in use of the SASB property. This resulted in a recoverable amount (value in use) of $47,349,000 (December 31, 2024 - $50,124,000). The pre-impairment carrying value of the SASB cash generating unit includes the net book value of the SASB property of $53,780,000 (December 31, 2024 - $60,016,000).

Sale of assets

During the year ended December 31, 2024, the Company sold tubing and casing with a cost of $1,087,146 for proceeds of $621,054, resulting in a loss of $466,092. During the nine months ended September 30, 2025, the Company sold tubing and casing with a cost of $38,273 for proceeds of $21,249, resulting in a loss of $17,024.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
	$	$	$	$	$	$
Cost
As at December 31, 2023	202,790	208,913	358,889	362,181	67,122	1,199,895
Additions	–	–	–	–	15,309	15,309
Modification	(46,120)	–	–	–	–	(46,120)
Currency translation adjustment	(26,099)	(29,292)	(57,820)	(57,543)	(9,533)	(180,287)
Impact of hyperinflation	64,071	66,407	133,966	135,194	19,916	419,554
As at December 31, 2024	194,642	246,028	435,035	439,832	92,814	1,408,351
Additions	–	12,681	–	–	–	12,681
Disposals	(208,261)	–	–	(470,606)	–	(678,867)
Currency translation adjustment	(2,222)	(33,665)	(65,053)	(31,616)	(11,610)	(144,166)
Impact of hyperinflation	42,991	47,009	94,289	62,390	16,443	263,122
As at September 30, 2025	27,150	272,053	464,271	–	97,647	861,121

Accumulated depreciation
As at December 31, 2023	68,772	144,686	99,179	148,016	18,692	479,345
Depreciation	14,230	10,706	28,837	22,513	11,122	87,408
Currency translation adjustment	(10,927)	(21,650)	(15,758)	(23,517)	(2,189)	(74,041)
Impact of hyperinflation	25,671	50,869	37,022	55,251	5,143	173,956
As at December 31, 2024	97,746	184,611	149,280	202,263	32,768	666,668
Depreciation	12,239	8,687	16,302	8,768	6,313	52,309
Disposals	(107,173)	–	–	(224,599)	–	(331,772)
Currency translation adjustment	(14,590)	(26,052)	(22,282)	(30,190)	(4,718)	(97,832)
Impact of hyperinflation	21,147	37,033	32,296	43,758	5,295	139,529
As at September 30, 2025	9,369	204,279	175,596	–	39,658	428,902

Net Book Value
As at December 31, 2024	96,896	61,417	285,755	237,569	60,046	741,683
As at September 30, 2025	17,781	67,774	288,675	–	57,989	432,219

8.	Accounts Payable and Accrued Liabilities

	September 30, 2025	December 31, 2024
	$	$
Accounts payable	15,354,141	14,156,541
Accrued liabilities	370,174	240,462
Payroll, withholding and sales tax liabilities	97,985	410,862
	15,822,300	14,807,865

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable

	September 30, 2025	December 31, 2024
	$	$
Unsecured, interest-bearing loan at 6% per annum[2,3]	33,399	36,512
Unsecured, interest-bearing loan at 1% per month[1]	3,381,375	3,141,750
Unsecured, interest-bearing loan at 8.25% per annum[4]	194,253	1,034,484
Unsecured, interest-bearing loan at 52% per annum[5]	192,453	1,009,883
Unsecured, interest-bearing loan at 12% per month[6]	144,807	139,349
Unsecured, interest-bearing loan at a variable interest rate[7]	1,202,380	–
Total loans payable	5,148,667	5,361,978
Current portion of loans payable	(5,148,667)	(5,361,978)
Long-term portion of loans payable	–	–

(1)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $95,850 and $143,775, respectively, were recorded during the nine months ended September 30, 2025. The Company is currently in discussions with the lender and has not made any repayments as at the date of these condensed consolidated interim financial statements.

(2)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2024, CAD$218,509 (USD$157,016) of the principal balance was repaid and CAD$13,072 (USD$9,543) in interest was accrued. During the nine months ended September 30, 2025, CAD$8,000 (USD$5,536) of the principal balance was repaid and CAD$2,000 (USD$1,437) in interest was accrued.

(3)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2024, the Company entered into a debt settlement agreement to settle the CAD$546,000 (USD$397,948) principal amount. The Company issued 2,730,000 shares at a deemed price of $0.20 per share resulting in a CAD$109,200 (USD$81,417) loss on extinguishment of loan payable.

(4)	On December 13, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of $1,120,000. The loan matures on November 13, 2025, and bears interest at 8.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made $89,857 in principal payments and $7,700 in interest payments. As at December 31, 2024, accrued interest of $4,341 was recorded. During the nine months ended September 30, 2025, the Company made $837,024 in principal payments and $40,985 in interest payments. As at September 30, 2025, accrued interest of $1,134 was recorded.

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable (continued)

(5)	On December 18, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of ₺37,500,000 (or approximately USD$1,070,617). The loan matures on November 18, 2025, and bears interest at 52% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made ₺2,418,003 (USD$68,349) in principal payments and ₺1,625,000 (USD$45,933) in interest payments. As at December 31, 2024, accrued interest of ₺644,942 (USD$18,230) was recorded. During the nine months ended September 30, 2025, the Company made ₺27,364,140 (USD$658,042) in principal payments and ₺9,289,657 (USD$223,394) in interest payments. During the nine months ended September 30, 2025, accrued interest of ₺135,866 (USD$3,267) was recorded.

(6)	On December 27, 2024, the Company entered into a loan agreement with an officer of the Company for CAD$200,000 (USD$138,782). The loan bears interest at 12% per annum and is due on demand. As at December 31, 2024, the loan accrued interest of CAD$263 (USD$183). During the nine months ended September 30, 2025, the loan accrued interest of CAD$1,501 (USD$1,063).

(7)	On July 17, 2025, Park Place Turkey Limited drew down ₺50,000,000 (or approximately USD$1,202,380) from their overdraft facility with Ziraat Bankasi. This balance bears interest at a variable based on the banks effective interest rate payable at the end of each quarter.

10.	Leases

The Company leases certain assets under lease agreements. During the year ended December 31, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five-year term.

The Company used an incremental borrowing rate (“IBR”) of 35% in determining its lease liabilities. The IBR was derived from the Company’s assessment of its borrowings in Turkey.

	September 30, 2025	December 31, 2024
	$	$
Beginning balance	45,373	141,695
Interest expense	9,747	18,179
Lease payments	(11,082)	(22,921)
Currency translation adjustment	(6,552)	(2,538)
Modification of lease	(34,249)	(89,042)
Ending balance	3,237	45,373

As at September 30, 2025 and December 31, 2024, the Company’s lease liability is as follows:

	September 30, 2025	December 31, 2024
	$	$
Current portion of lease liability	3,237	10,356
Long-term portion of lease liability	–	35,017
	3,237	45,373

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

10.	Leases (continued)

Future minimum lease payments to be paid by the Company as a lessee as of September 30, 2025 are as follows:

2025	$3,797
Total future minimum lease payments	3,797
Discount	(560)
Total	$3,237

During the year ended December 31, 2024, the terms of the leases commencing February 1, 2023 and March 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $89,042 and $46,120, respectively, and a gain on lease modification of $42,922 ($46,602 adjusted for hyperinflation).

During the nine months ended September 30, 2025 the terms of the leases commencing March 1, 2023 and January 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $34,249 and $2,737, respectively, and a gain on lease modification of $32,309. $36,922 (2024 – $45,366) of short-term leases were expensed to the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

11.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86 at initial recognition) and shall have an expiry date of June 29, 2025.

The Debentures matured on April 30, 2025, and accrued interest at the rate of 12% per annum, payable semi-annually. On April 25, 2025 the Company announced an extension to the Debenture maturity to July 31, 2025. On July 29, 2025, the Company announced a further extension to the maturity of the debentures to October 31, 2025 (the “Maturity Date”). At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23 at initial recognition) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components meet the criterion of an equity instrument.

The Company paid an underwriting fee of CAD$1,045,000 (USD$775,748) and issued 300,000 broker warrants (the “Broker Warrants”) in conjunction with the financing. The Broker Warrants were exercisable for one common share of the Company at an exercise price of CAD$2.50 which expired on April 20, 2025. The fair value of the Broker Warrants was estimated to be $216,777 and was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate: 3.77%, expected volatility: 100.96%, dividend yield: 0% and expected life: 2 years.

On initial recognition, the proceeds were first allocated to the fair value of the host debt component, calculated using a market interest rate of 16%, which is the market interest rate of a debt instrument with similar terms but without the equity conversion feature. The residual proceeds were then allocated to the conversion feature and warrant equity components using the relative fair value method.

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

11.	Convertible debentures (continued)

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03–- 2.19 years

During the year ended December 31, 2024, CAD$1,000 (USD$736) in convertible debentures were converted into 333 common shares at a conversion price of CAD$3.00 (USD$2.21).

During the nine months ended September 30, 2025, the Company signed a second supplemental and third supplemental debenture indenture with the debenture holders to make the following modifications to the original debenture:

Second Supplemental Debenture

●	The semi-annual interest due as at April 30, 2025 will be payable in either cash or common shares of the Company (Note 14); and
●	The convertible debentures’ maturity date was extended from April 30, 2025 to July 31, 2025;
●	The debenture holders received an extension fee in the aggregate amount of CAD$85,000 payable in common shares as compensation for the above modifications (Note 14).

Third Supplemental Debenture

●	The convertible debentures’ maturity date was extended from July 31, 2025 to October 31, 2025.

These modifications were accounted for as an adjustment to the existing liability as the discounted present value of the cash-flows under the new terms did not exceed the quantitative threshold to be considered a substantial modification. As a result, a gain of $503,217 was recognized on the modifications.

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at December 31, 2023	$10,329,719
Repayment	(1,312,073)
Conversion	(737)
Accretion	880,320
Interest	1,317,458
Currency translation adjustment	(849,694)
Balance as at December 31, 2024	$10,364,993
Repayment	(643,513)
Extension fee	(60,780)
Gain on modification	(503,217)
Accretion	773,573
Interest	962,625
Currency translation adjustment	341,168
Balance as at September 30, 2025	$11,234,849
Current	$11,234,849
Long-term	$–

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

12.	Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	September 30, 2025	December 31, 2024
	$	$
Beginning balance	5,895,209	6,247,027
Accretion expense	202,727	269,114
Impact of hyperinflation	(85,921)	(174,899)
Currency translation adjustment	88,988	165,667
Change in estimate	273,923	(611,700)
Ending balance	6,374,926	5,895,209

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at September 30, 2025 is $16.5 million (December 31, 2024 – $16.5 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2024 – 2.5%) and discounted using a risk-free rate of 4.45% (December 31, 2024 – 4.75%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at September 30, 2025, the Company share of the Close-Out Fund amounted to $756,634 (December 31, 2024 – $686,159).

13.	Notes and Amounts Receivable for Equity Issued

	September 30, 2025	December 31, 2024
	$	$
Notes receivable	90,425	90,425
Amounts receivable	–	–
	90,425	90,425

The notes receivable bear interest at 5%.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
	$	$	$
Balance, December 31, 2023	97,907	15,402	113,309
Additions	–	2,800	2,800
Repayments	(7,482)	(14,230)	(21,712)
Write-off		(3,972)	(3,972)
Balance, September 30, 2025 and December 31, 2024	90,425	–	90,425

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

13.	Notes and Amounts Receivable for Equity Issued (continued)

During the nine months ended September 30, 2025, the interest income totaled $3,645. As at September 30, 2025, accrued interest of $39,343 was included in amounts receivable (Note 3). During the year ended December 31, 2024, the interest income totaled $4,408. During the year ended December 31, 2024, the Company recorded a $15,439 loss on the write-off of notes and other receivables related to the write-off of interest accrued. As at December 31, 2024, accrued interest of $24,519 was included in amounts receivable (Note 3).

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at September 30, 2025, 204,549,909 common shares were issued and outstanding (December 31, 2024 – 159,488,767).

For the nine months ended September 30, 2025

During the nine months ended September 30, 2025, the Company issued 12,882,068 shares with a fair value of $337,125 to settle debt of $431,700 and recognized a gain on the settlement of $94,575.

During the nine months ended September 30, 2025, the Company issued 2,332,415 shares valued at $73,857 for services rendered and to settle $6,000 in obligation to issue shares. The Company recognized a gain on the settlement of $2,045. The Company incurred $18,000 in obligation to issue shares related to management fees.

During the nine months ended September 30, 2025, the Company issued 27,270,905 shares valued at $689,236 to settle interest payable of $649,851 on convertible debentures and recognized a loss on the settlement of $39,385 (Note 11).

During the nine months ended September 30, 2025, the Company issued 2,575,754 shares valued at $65,099 to settle an extension fee of CAD$85,000 (USD$61,379) related to the extension of the maturity date of the convertible debenture from April 30, 2025 to July 31, 2025. The Company recognized a loss on the settlement of $3,720 (Note 11).

For the nine months ended September 30, 2024

During the nine months ended September 30, 2024, the Company issued 333 shares pursuant to the conversion of CAD$1,000 (USD$737) in convertible debentures (Note 11).

During the nine months ended September 30, 2024, the Company issued 26,847,863 units at CAD$0.09 per unit for gross proceeds of CAD$2,416,308 (USD$1,769,508) pursuant to the closing of non-brokered private placements. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.18 for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of CAD$92,407 (USD$67,711) were paid and 1,026,747 finder’s warrants were issued with a fair value of $53,755. The finder’s warrants are exercisable into one common share at CAD$0.09 for two years from the closing of the offering. As at September 30, 2024, subscription proceeds of CAD$3,836 (USD$2,800) are still owed to the Company.

During the nine months ended September 30, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods.

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

14.	Common Stock (continued)

During the nine months ended September 30, 2024, the Company issued 6,870,297 shares and 5,551,257 units with a fair value of $1,470,079 to settle debt and obligation to issue shares of $1,216,002 and recognized a loss on the settlement of $254,077. Each unit consists of 1 common share and 1 share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the nine months ended September 30, 2024, the Company issued 1,303,458 shares and 1,393,333 units valued at $258,648 for services rendered or to be rendered. Shares valued at $12,872 were owed from prior periods. Each unit consists of 1 common share and 1 share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the nine months ended September 30, 2024, $33,111 in RSUs accrued in a prior period was reversed out of reserves.

As at September 30, 2024, $6,000 in shares were owed to an officer of the Company.

15.	Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board of Directors, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the nine months ended September 30, 2025 and the year ended December 31, 2024 is presented below:

	Number of options	Weighted average exercise price (CAD)
		$
Outstanding, December 31, 2023	1,620,000	1.24
Granted	11,650,000	0.16
Expired	(690,000)	0.90
Forfeited	(566,000)	1.32
Outstanding, December 31, 2024	12,014,000	0.21
Expired	(114,000)	0.88
Canceled	(1,400,000)	0.16
Outstanding and Exercisable, September 30, 2025	10,500,000	0.21

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

15.	Stock Options (continued)

At September 30, 2025 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	200,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	500,000
2,050,000	0.20 CAD	March 8, 2027	2,050,000
7,050,000	0.14 CAD	August 12, 2029	7,050,000
10,500,000			10,500,000

As at September 30, 2025, the weighted average remaining contractual life of outstanding stock options is 3.03 years (December 31, 2024 – 3.77 years).

For the nine months ended September 30, 2025, the Company recognized $Nil (2024 – $875,089) in stock-based compensation expense for options granted and vested. At September 30, 2025, the Company has $Nil (December 31, 2024 – $Nil) in unrecognized compensation expense related to stock options.

The fair values for stock options granted during the nine months ended September 30, 2024 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

2024
Risk-free interest rate	2.92 – 3.84%
Expected life (years)	3 – 5
Expected volatility	111 – 129%
Dividend yield	0%
Forfeiture rate	0%

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the nine months ended September 30, 2025 and the year ended December 31, 2024 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
		$
Outstanding, December 31, 2023	27,780,264	2.21
Issued	34,819,200	0.18
Exercised	(33,638)	0.09
Expired	(12,548,559)	2.25
Outstanding, December 31, 2024	50,017,267	0.79
Expired	(13,129,978)	2.48
Outstanding, September 30, 2025	36,887,289	0.18

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

16.	Warrants (continued)

At September 30, 2025, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
520,364	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 3, 2026
150,000	0.18 CAD	July 5, 2026
10,500	0.09 CAD	July 5, 2026
36,887,289

As at September 30, 2025, the weighted average remaining contractual life of outstanding warrants is 0.66 years (December 31, 2024 – 1.17 years).

17.	Restricted Stock Units

During the nine months ended September 30, 2025 and 2024, the Company granted RSUs as follows:

●	On January 1, 2025, the Company granted 336,000 RSU’s which vest quarterly beginning January 1, 2025.
●	On January 1, 2024, the Company granted 438,000 RSU’s which vest quarterly beginning January 1, 2024.

For the nine months ended September 30, 2025, the Company recognized $18,526 (2024 – $144,423) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
		$
Balance, December 31, 2023	–	–
Granted	2,122,468	0.12
Canceled	(96,000)	0.05
Vested	(987,968)	0.08
Balance, December 31, 2024	1,038,500	0.05
Granted	336,000	0.08
Vested	(252,000)	0.01
Balance, September 30, 2025	1,122,500	0.06

During the nine months ended September 30, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods.

23

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

18.	Related Party Transactions

At September 30, 2025, notes receivable included $37,172 (December 31, 2024 – $37,172) to related parties.

At September 30, 2025, accounts payable and accrued liabilities included $794,959 (December 31, 2024 – $422,564) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the nine months ended September 30, 2025, management fees and salaries of $336,394 (2024 – $535,804), director fees of $64,800 (2024 – $100,200), consulting fees of $506,288 (2024 – $351,702), and stock-based compensation of $18,525 (2024 – $876,992) were incurred to related parties.

During the nine months ended September 30, 2025, the Company issued 886,000 shares (2024 – 1,509,610) to directors and close family of directors for services performed. The shares issued during the nine months ended September 30, 2024 were also for RSUs which were granted and vested in previous periods.

During the nine months ended September 30, 2025, the Company issued 1,273,413 shares (2024 – Nil) to officers for services performed and 173,002 shares (2024 – Nil) to settle obligation to issue shares that existed in prior periods.

During the nine months ended September 30, 2025, the Company transferred equipment to a related party with a book cost net of accumulated depreciation of $34,386 to settle accounts payable of $96,993 (2024 – Nil) and recognized a gain on settlement of $62,607 (2024 – Nil).

During the nine months ended September 30, 2025, the Company issued 5,600,273 shares (2024 - 4,906,847) and Nil (2024 – 4,076,302) units with a fair value of $149,604 (2024 - $836,921) and $Nil (2024 - $327,388), respectively, to related parties of the Company to settle accounts payable of $202,197 (2024 - $800,958) and obligation to issue shares of $Nil (2024 - $146,401) and recognized a gain on settlement of $52,593 (2024 – loss of $216,951).

As at September 30, 2025, loans payable included CAD$248,244 (USD$178,378) (December 31, 2024 – CAD$252,743 (USD$191,811)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at September 30, 2025, $18,000 (2024 – $6,000) in shares were owed to an officer of the Company.

19.	General and Administrative

	For the nine months ended
	September 30, 2025	September 30, 2024
	$	$
Salaries and compensation	1,782,511	2,873,734
Royalties	287,336	546,003
Professional fees	218,364	480,733
Investor relations	10,002	208,421
Office	87,136	145,164
Advertising	45,319	126,399
Filing and transfer fees	25,011	99,528
Travel	21,996	118,919
Penalties	–	53
Bank charges and other	4,656	21,912
	2,482,331	4,620,866

24

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

20.	Segmented Information

During the nine months ended September 30, 2025 and 2024, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Nine months ended September 30, 2025
Revenue	–	2,253,256	–	2,253,256
Finance cost	1,981,079	9,985	–	1,991,064
Depletion	–	128,158	–	128,158
Depreciation	6,132	46,176	–	52,308
Accretion of asset retirement obligation	–	202,727	–	202,727
Stock-based compensation	18,547	–	–	18,547
Loss on debt settlement	552,259	–	–	552,259
Loss on revaluation for assets held for sale	–	62,565	–	62,565
Loss on impairment of O&G assets	–	6,431,000	–	6,431,000
Gain on net monetary position	–	10,663,336	–	10,663,336
Net income (loss)	(2,586,650)	231,341	–	(2,355,309)
As at September 30, 2025
Non-current assets	18,944	49,241,077	–	49,260,021

	Canada	Turkey	Bulgaria	Total
	$	$	$	$
Nine months ended September 30, 2024
Revenue	–	4,890,758	–	4,890,758
Finance cost	1,905,072	19,037	–	1,924,109
Depletion	–	823,146	–	823,146
Depreciation	6,297	59,675	–	65,972
Accretion of asset retirement obligation	–	199,869	–	199,869
Stock-based compensation	1,019,512	-	–	1,019,512
Gain on debt extinguishment	254,077	-	–	254,077
Gain on net monetary position	–	16,172,305	–	16,172,305
Net income (loss)	(5,959,253)	6,451,126	–	491,873
As at December 31, 2024
Non-current assets	24,277	52,226,749	–	52,251,026

The Company’s breakdown of net revenue by product segment is as follows:

	For the nine months ended
	September 30, 2025	September 30, 2024
	$	$
Oil	1,929,910	2,571,046
Gas	323,346	2,319,712
	2,253,256	4,890,758

The Company incurs royalties of 12.5%. During the nine months ended September 30, 2025, the Company paid royalties totaling $287,336 (2024 – $546,003) which is included in general and administrative expenses on the statements of income (loss) and comprehensive income (loss).

25

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

21.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due. The Company considers its capital for this purpose to be its equity, $8,690,174 (December 31, 2024 – $14,149,208).

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

22.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

26

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

As at September 30, 2025 and December 31, 2024, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	September 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	6,459	152,087
Accounts receivable	21,555	63,120
Accounts payable	(12,772,359)	(12,812,027)
Loans payable	(3,574,494)	(4,176,234)
Lease liability	–	(45,353)
Total	(16,318,839)	(16,818,407)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,631,884 at September 30, 2025 (December 31, 2024 – $1,681,841).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at September 30, 2025, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $1,505,210 (December 31, 2024 – $2,051,297).

27

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

22.	Financial Instruments and Risk Management (continued)

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at September 30, 2025	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	15,822,300	–	–	15,822,300
Loans payable	5,148,667	–	–	5,148,667
Lease liability	3,797	–	–	3,797
Convertible debt	11,438,470	–	–	11,438,470
Total liabilities	32,413,234	–	–	32,413,234

As at December 31, 2024	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	14,807,865	–	–	14,807,865
Loans payable	5,361,978	–	–	5,361,978
Lease liability	25,200	50,400	–	75,600
Convertible debt	11,061,497	–	–	11,061,497
Total liabilities	31,256,540	50,400	–	31,306,940

23.	Income Tax

The Company calculated the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. During the nine months ended September 30, 2025, the Company recognized deferred income taxes of $228,965 (2024 – $3,952,599).

24.	Commitments and Contingencies

Close-out Fund

The Company has committed to contribute to the Close-Out Fund (Note 12) where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained.

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit.

28

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars)

(Unaudited)

24.	Commitments and Contingencies (continued)

In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration.

Third party liability claim

The Company has included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship.

Dispute with former employees

The Company has filed claims against, and has received counter claims from, former employees. This dispute is ongoing, and the outcome cannot be predicted at this time.

25.	Subsequent events

On November 17, 2025, the Company issued 3,572,376 shares at $0.035 CAD to settle $125,033 CAD of debt.

29